

June 14, 2011

Via facsimile
Mr. Richard Bachman
Chief Executive Officer
Mustang Geothermal Corp.
10580 N. McCarran Boulevard
Building 115 – 208
Reno, Nevada 89503

> **Re:** **Mustang Geothermal Corp.**
> **Form 10-K for Fiscal Year Ended March 31, 2010**
> **Filed July 14, 2010**
> **Item 4.01 Form 8-K**
> **Filed June 10, 2011**
> **File No. 0-50191**

Dear Mr. Bachman:

We have reviewed your response filed on May 9, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2010

1.   We note your revised disclosure in Item 8A relating to your controls and procedures in response to our prior comment five. In your disclosure of conclusions regarding the effectiveness of disclosure controls and procedures, you conclude that disclosure controls and procedures were "not completely effective" and certain deficiencies in design and operation of internal controls over financial reporting "may be considered to be 'material weaknesses.'" Your disclosure should clearly state whether management concluded

disclosure controls and procedures are effective and whether a deficiency meets or does not meet the definition of a material weakness. Please ensure your disclosures in future filings are clear and do not contain statements that may qualify the conclusions made and disclosed in accordance with Item 307 of Regulation S-K.

Form 10-Q/A for Fiscal Quarter Ended December 31, 2010

Consolidated Balance Sheets

2.   Your response to our prior comment six requests compliance with our comment in future filings. We are unable to consider this request because your response does not include the information requested in our comment. Please provide the information you intend to disclose in future filings and respond to our comment so that we may consider compliance in future filings.

Item 4.01 Form 8-K filed June 10, 2011

3.   We note you retained Chang G. Park, CPA, Ph.D. effective June 9, 2011 as your new independent principal accountant to audit your financial statements. It appears Mr. Park is currently registered with the Public Company Accounting Oversight Board ("PCAOB") as PLS CPA A Professional Corporation. Please amend your Item 4.01 Form 8-K to reflect the current audit firm name registered with the PCAOB.

You may contact Bob Carroll at (202) 551-3362 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief